TERM SHEET

CONSULTING AGREEMENT WITH DR. DAVID DREISINGER

Position:

Vice-President Metallurgy, Baja Mining Corp.

Compensation:

$6,000 Cdn. Per month plus G.S.T. (as of September 1, 2006)

Stock Options:

1.

Granted an option to purchase 200,000 shares in the capital stock of the Company at a price of $0.35 for a period of five years expiring May 17, 2009.

2.

Granted an additional option to purchase 150,000 shares of the Company at a price of $0.35 for a period of five years expiring September 15, 2010, which were exercised on April 13, 2006.